Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: CNA Financial Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on February 24, 2009
Schedule 14A
Filed on March 30, 2009
File No. 001-05823

Dear Mr. Mense:

We have reviewed your May 15, 2009 response to our April 23, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

1. We note your response to comment two. In particular, we note your statement that the sale-related agreements with The Hartford and Swiss Re were filed as exhibits to your previous filings. However, the agreements underlying these filings do not appear to have been filed as exhibits. Please file your sale-related reinsurance agreements with The Hartford and Swiss Re or identify the filings in which these agreements have been included as exhibits.

Financial Statements

Note 3 – Investments, page 82

2. We have reviewed your response to prior comment nine. You stated that there
    were OTTI losses of $324 million on securities where the cash flows expectations
    had changed significantly from the original expectations but that based on current
    available information and results of your modeling there was no evidence that the
    impairment was other-than-temporary. Please enhance your disclosures as
    follows:

    •   Disclose the current available information that you relied upon in forming
        the conclusion that the impairment was other-than-temporary, and
    •   Disclose the assumptions in the models and the results of your modeling
        that indicate that the impairment was other-than-temporary.

    Please also tell us in quantitative and qualitative terms how you determined and
    defined whether cash flow expectations had changed significantly from the
    original expectations.

3. We have reviewed your responses to prior comment ten. Since you did not
    address the comment in your prior response we have reissued a revised comment.
    Under Risk Factors on page 9 you disclosed that "securities with exposure to sub-
    prime residential mortgage collateral and Alt-A collateral are particularly
    sensitive to fairly small changes in actual collateral performance and assumptions
    as to future collateral performance." Please enhance the disclosures that you will
    collect all of the estimated mortgage-backed security cash flows as follows:

    •   Disclose the assumptions related to the actual collateral performance of
        sub-prime and Alt-A collateral, including 60 day delinquencies, default
        rates and the recovery value of collateral;
    •   Disclose the assumptions related to future collateral performance of sub-
        prime and Alt-A collateral, including 60 day delinquencies, default rates
        and the recovery value of collateral;
    •   Disclose the impact of reasonably likely small changes in future collateral
        performance on your financial position and results of operations, and
    •   Disclose how often the financial model used to determine the fair value of
        the sub-prime and Alt-A collateral and beneficial interest in mortgage-
        backed securitizations is calibrated to actual market transactions.

DEF 14A

Compensation Discussion and Analysis, page 13

Annual Incentive Cash Compensation Awards, page 15

4. We note your response to comment 15 and reissue our previous comment. Please revise your disclosure to identify the target and ranges and how they were used to determine the incentive compensation provided for Mr. Lilienthal in 2008.

5. We note your response to comment 16 and reissue our previous comment. Please revise your disclosure to identify and describe any quantifiable performance targets used to determine achievement of individual or company-specific goals. Where individual performance goals were assessed based upon quantitative targets, these numerical targets should be disclosed and where the achievement of goals is based on qualitative judgment, the assessment process should be described. For example, the achievement of objectives such as "net operating income," "expense ratio," and "rates of renewal," appears to be based on numerical performance targets while the achievement of objectives such as "management of key relationships," "enhancement to claims handling process", and "refinement of the Company's staff counsel organizations" appears to be based on qualitative assessment.

    In addition, please include a discussion of how each NEO's level of achievement with respect to the performance objective contributed to the amount of incentive compensation paid.

Long-Term Incentive Cash Plan, page 17

6. We note your response to comment 18 and reissue our previous comment. Please provide us with draft disclosure for your 2009 proxy statement which identifies the pre-set NOI goals and target percentages and discusses how the level of achievement factors into your determination of the cash awards made to each NEO under your LTI plan. Please note, we are not advising you to amend your prior executive compensation disclosure to include information relating to 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.

    Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information

about break even points, cost structures relating to specific products or similarly
sensitive information. In these instances, you must submit a detailed analysis,
identifying the competitively harmful information and demonstrating how the
information could be harmful to your company.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comments and provides requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus
Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the
processing of your response as well as any questions regarding comments on the financial
statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202)
551-3203 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant